United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

    |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q  |_| Form N-SAR

                         Commission file number 0-26053

                     MDU COMMUNICATIONS INTERNATIONAL, INC.
             (exact name of registrant as specified in its charter)


                   60-D Commerce Way, Totowa, New Jersey 07512
               (Address of Principal Executive Offices) (Zip Code)

         Issuer's telephone number, including area code: (973) 237-9499

                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The annual report of the Registrant on Form 10-K could not be filed because management requires additional time to compile and verify the data required to be included in the report, as this is the first Report on Form 10-K for the Company, as it was previously required to file on Forms 10-KSB. The report will be filed within fifteen calendar days of the date the original report was due.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Bradley D. Holmstrom                            (973) 237-9499
         --------------------                            --------------
         (Name)                                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                     MDU Communications International, Inc
                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2006              /s/ Brad Holmstrom
                                     -----------------------
                                     Brad Holmstrom, Corporate Secretary